SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PERSONAL PRESENTATION


mike's

NAME:

Daniela Cachich

ROLE:

BU President Beyond Beer

TIME:

6 Months

10 Years	6 Years	5 Years	
Home & Personal Care Business	**Beverage Business**	**Food Business**	**ambev**

MISSION

Bring more cheers to more people, growing the category by leading Beyond Beer development

TRANSLATE
Existing habits into new products / new consumption occasions

ANTECIPATE
New consumer behaviors and trends

EVOLVE
New consumption experiences and rituals


BRING 10 MILLION NEW CONSUMERS TO CHEERS
WITH OUR BRANDS AND EXPERIENCES

Beyond Beer brings **the best of the 3 main alcoholic categories** while addressing **consumption obstacles…**


BEER
Bitter
Bloating
Calories
WINE
Complicated
Inconsistent
Refreshing
Social
Fun
Taste
Premium
Taste
Indulgence
Sophisticated
Inconvenience
Control
Moderation
SPIRITS
CONS
PROS

…and **includes** more consumer groups

Youth*, Women, Wine & Spirits…


Youth* & Women
Wine Drinkers
Spirits Drinkers

*Legal Drinking Age (LDA)

Further, it is already material in developed countries and the opportunity is huge in Brazil.



EMERGING
2%
vs. beer
DEVELOPING
18%
vs. beer
DEVELOPED
23%
vs. beer
18%
vs. beer
Weight vs Beer

Source: Tellusant and IWSR data


AMBEV as a PLATFORM
01 Brands for each and everyone
02 Thirst to lead the future
03 A toast to our clients' success
04 Experiences that come to you
05 Together for a Better World

Beyond Beer will play a key role in how Ambev will **THIRST TO LEAD THE FUTURE**

ADDRESSES CONSUMER BEER OBSTACLES AND TRENDS
(Flavor, H&W, Convenience)

INCLUSION OF MORE CONSUMER GROUPS
(Youth, Women, W&S drinkers)

AS MARKETS MATURE, BEYOND BEER GROWS FASTER THAN BEER
(New occasions, Needstates, etc.)


BEATS
SENSES
mike's
mike's
ISLA
ISLA
ISLA
Corona Tropical

We studied the category globally to understand what consumers look for, using two lenses:

Consumer Lens



Sweet, fruity, flavorful are consumer's #1 drink attribute.



Health & Wellness and Premium Convenience are growing trends.

Product Attributes



1 Sweet Kicks



2 Familiar Flavours



3 Premium Convenience


mike's
HARD LEMONADE

How we will translate it into a Consumer proposition?

TO BUILD A WINNER PORTFOLIO

SWEET KICK


BEATS
SENSES
269 ml
GIN & TÔNICA

HIGH ENERGY

BE AN ICONIC BRAND FOR BRAZILIAN YOUTH

FAMILIAR FLAVOURS

INDULGENCE


mike's
HARD LEMONADE
com VODKA e SUCO DE LIMÃO
269 mL

RTD LEADER IN US

SOCIAL MIXED GENDER

BETTER FOR YOU


ISLA
GIN INFUSIONS
GIN
drink sabor
LICHIA E ROMÃ
4,0%
269 ml
ISLA
GIN INFUSIONS
GIN
drink sabor
LIMÃO SICILIANO E GENGIBRE
4,0%
269 ml

NATURAL ATTRIBUTES

LOW ABV AND SUGAR SELTZER

PREMIUM CONVENIENCE


BEEFEATER
LONDON
GIN & TONIC

BAR QUALITY COCKTAILS



SWEET KICK


BEATS
SENSES
269 ml

#1 Brand

↑ LDAs Women

75%
Volume incremental

+20%
Gross Margin vs Beer

Biggest Instagram of an alcoholic brand worldwide

Source: Ambev internal data / LDA: Legal Drinking Age


BEBA COM MODERAÇÃO

FAMILIAR FLAVORS

INDULGENCE


mike's
HARD LEMONADE
com VODKA e SUCO DE LIMÃO
269 mL

#1 Brand

14

Countries

Canada, Brazil, Peru, Colombia, Argentina, Paraguay, China, Chile, UK, Belgium, Netherlands, France, India, Middle East

75%

Volume incremental

+75% volume YoY

Source: Ambev internal data


ISLA
HARD SELTZER
GIN, ÁGUA COM GÁS
E UM TOQUE DE FRUTA
sabor
limão siciliano e gengibre
INGREDIENTES NATURAIS

FAMILIAR FLAVOURS

HEALTH & WELLNESS


ISLA
GIN INFUSIONS
GIN
drink sabor
LICHIA E ROMÃ
269 ml
ISLA
GIN INFUSIONS
GIN
drink sabor
LIMÃO SICILIANO
E GENGIBRE
269ml

Growth trend proved to be incremental in maturity markets

#1
Female Participation

Address natural ingredients, low alcohol and low sugar seltzers

Source: Ambev internal data


NOVO
BEEFEATER
LONDON
BEEFEATER
LONDON
GIN & TONIC
PERFEITO & PRONTO
PRA BEBER

PREMIUM CONVENIENCE


BEEFEATER
LONDON
GIN & TONIC

2X
Industry pace

BAR QUALITY
Cocktails

Build on Spirits credentials

Source: Ambev internal data

SUPPORTED BY OUR ECOSYSTEM

INNOVATION

#1 TOP 100 open startups

Award as company with most open innovation practice


ambev

CIT
Technology Innovation Center

DIGITAL FIRST

BEES Zé DELIVERY DE BEBIDAS

3X

Bigger in Zé & Digital Channels

Source: Ambev internal data

CAPABILITIES

Footprint capacity already in place

Supported by our Global Data, R&D and Learnings


Corona Tropical
mike's
NUTRL
SELTZER HARD SODA
BRUTAL FRUIT
CUTWATER LONG ISLAND ICED TEA
CUTWATER TEQUILA MARGARITA

BEYOND BEER IN A NUTSHELL

It's
INCLUSIVE

#1 or 2

Females and LDAs participation in mature BB markets

It's
INCREMENTAL

~75%

Volume incremental to beer

It's
PROFITABLE

2.5x

Gross Profit vs beer

Source: Bain & Company / Ambev internal data

*LDAs: Legal Drinking Age